Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Sonic Technology Solutions Inc. (“Sonic” or the “Company”) #7 - 8765 Ash Street Vancouver, BC
V6P 6T3

2.	DATE OF MATERIAL CHANGE

October 11, 2007

3.	PRESS RELEASE

The press release was issued on October 11, 2007 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

On October 11, 2007 Sonic entered into an Agreement of Lease, Acquisition and Licence (the “Agreement”) with Quantum Murray LP (“Quantum”) under which Quantum will acquire from Sonic one Terra-Kleen extraction stage and one Sonoprocess dechlorination stage remediation system (the “System”), along with an exclusive licence to use Sonic’s proprietary technology for the use of the System in Canada for the remediation of PCB contaminated soils.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On October 11, 2007 Sonic entered into the Agreement with Quantum under which Quantum will acquire from Sonic the System, along with an exclusive licence to use Sonic’s proprietary technology for the use of the System in Canada for the remediation of PCB contaminated soils.

Under the Agreement, the parties will enter into an agreement whereby Sonic will lease the System to Quantum (the “Lease”). The Lease will have a five-year term, subject to the right of Sonic to terminate the Lease if Quantum has not paid to Sonic an initial licence fee pursuant to the Licence Agreement (as defined below). The Lease payments from Quantum to Sonic will be a maximum of $2.5 million, with individual payments based on a portion of net amounts earned from the use of the System (the “Net Amounts”). In addition, Quantum will have the option, at any time after the one year anniversary of the closing date, and provided that Sonic has not terminated the Lease, to purchase the System for $2.5 million less, any and all lease payments paid by Quantum to Sonic. Purchase Price payments will also be based on a portion of Net Amounts.

Under the Agreement, the parties will also enter into an agreement (the “Licence Agreement”) which provides Quantum with an exclusive licence (the “Licence”) to use

Sonic’s proprietary technology for the use of the System in Canada for the remediation of PCB contaminated soils. The Licence will have an initial term of five years, automatically renewable for further periods of five years unless one of the parties provides notice to the other of the termination of the Agreement at least 60 days before the end of such term. The parties have agreed to a licence fee structure that will see Quantum pay Sonic a royalty equal to 50% of Net Amounts from Quantum’s deployment of the technology in Canada. Quantum will also pay Sonic a royalty equal to 75% of all fees, royalties and other payments paid to Quantum on account of any sub-licence of rights to the System granted to a non-affiliate. Quantum must cause Sonic to receive annual royalty payments equal to a designated minimum amount to retain the exclusivity of the Licence. Quantum will also pay Sonic an initial licence fee concurrent with its first PCB remediation contract.

The Agreement also provides that Quantum may require Sonic to assign to Quantum the material PCB remediation contracts relating to the use of the System. In addition, Quantum may offer employment or a contract for service to certain Sonic employees whose employment is related to the use of the System.

The closing of the transaction is subject to the approval of the TSX Venture Exchange and is scheduled to close on November 9, 2007.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of Sonic who is knowledgeable of the material change and this report is:

Adam Sumel
#7 - 8765 Ash Street Vancouver BC
V6P 6T3

Telephone: (604) 736-2552

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 22nd day of October, 2007.